Exhibit 99.1

WEST FRASER AND NORBORD ANNOUNCE SHAREHOLDER APPROVAL OF

WEST FRASER’S ACQUISITION OF NORBORD

AND JOINT EARNINGS CALL ON 2020 WEST FRASER AND NORBORD STANDALONE RESULTS

VANCOUVER, BC and TORONTO, ON — January 19, 2021 — West Fraser Timber Co. Ltd. (“West Fraser”) (TSX: WFT) and Norbord Inc. (“Norbord”) (TSX and NYSE: OSB) today jointly announce that the shareholders of each of West Fraser and Norbord have approved all resolutions relating to West Fraser’s acquisition (the “Transaction”) of all of the issued and outstanding common shares of Norbord (the “Norbord Shares”).

West Fraser Meeting Results

At the special meeting (the “West Fraser Meeting”) of the holders of common shares (“West Fraser Shares”) and Class B common shares of West Fraser (collectively, the “West Fraser Shareholders”) held on January 19, 2021, the West Fraser Shareholders approved: (i) the ordinary resolution (the “Share Issuance Resolution”) to issue such number of West Fraser Shares as is necessary to acquire 100% of the issued and outstanding Norbord Shares; and (ii) the ordinary resolution (the “Stock Option Plan Amendment Resolution”) to approve an amendment to West Fraser’s stock option plan (the “West Fraser Stock Option Plan”) to permit an additional 1,000,000 West Fraser shares to be issued on the exercise of options granted pursuant to the West Fraser Stock Option Plan. Detailed results of the votes cast by West Fraser Shareholders are as follows:

Resolutions	Votes For	% For	Votes Against	% Against
Share Issuance Resolution	60,748,125	99.99	6,478	0.01
Stock Option Plan Amendment Resolution	59,362,914	97.71	1,391,689	2.29

Norbord Meeting Results

At the special meeting (the “Norbord Meeting”) of the holders of Norbord Shares (the “Norbord Shareholders”) held on January 19, 2021, the Norbord Shareholders approved the special resolution (the “Arrangement Resolution”) to approve the plan of arrangement under Section 192 of the Canada Business Corporations Act pursuant to which West Fraser would acquire all of the issued and outstanding Norbord Shares. Detailed results of the votes cast by Norbord Shareholders are as follows:

Resolution	Votes For	% For	Votes Against	% Against
Arrangement Resolution	68,286,087	99.33	459,864	0.67

Status of Closing Conditions

Norbord is scheduled to seek a final order (the “Final Order”) from the Ontario Superior Court of Justice (Commercial List) approving the Transaction on January 22, 2021.

West Fraser and Norbord each submitted pre-merger notification notices pursuant to the Competition Act (Canada) (the “Competition Act”) and, on January 12, 2021, the Commissioner of Competition issued a “no action” letter (“NAL”) in respect of the Transaction. The expiry of the applicable waiting period under the Competition Act and receipt of the NAL constitute Competition Act approval under the arrangement agreement in respect of the Transaction. As disclosed in West Fraser’s and Norbord’s news release of December 21, 2020, competition approvals in the United States and Germany were received on December 18, 2020 and December 21, 2020, respectively. Accordingly, all of the key regulatory approvals have now been received, satisfying one of the closing conditions of the Transaction.

Completion of the Transaction is subject to the satisfaction or waiver of other closing conditions, including the receipt of the Final Order and approval of the listing of the West Fraser Shares on the New York Stock Exchange (“NYSE”). Assuming that the remaining conditions to closing are satisfied, it is expected that the closing of the Transaction will be completed on February 1, 2021. On completion of the Transaction, it is anticipated that the West Fraser Shares will be listed and trading on the NYSE, in addition to continuing to trade on the Toronto Stock Exchange (“TSX”), and the Norbord Shares will be delisted from the TSX and the NYSE following completion.

Enclosed with the management proxy circular of Norbord (the “Norbord Circular”), dated December 15, 2020 and sent to Norbord Shareholders in connection with the Transaction, was a letter of transmittal explaining how registered Norbord Shareholders can submit their Norbord Shares in order to receive West Fraser Shares. Norbord Shareholders who have questions or require assistance with submitting their Norbord Shares may direct their questions to AST Trust Company (Canada), by telephone at (416) 682-3860 or (toll free in North America) at 1 (800) 387-0825, or by email at inquiries@astfinancial.com.

Joint Earnings Call for 2020 West Fraser and Norbord Standalone Results

West Fraser’s and Norbord’s standalone 2020 fourth quarter and annual financial and operating results will each be released after markets close on February 11, 2021.

Representatives of West Fraser and Norbord will hold a joint earnings call to discuss both West Fraser’s and Norbord’s 2020 fourth quarter and annual financial and operating results on Friday, February 12, 2021 at 8:30 a.m. Pacific Time/11:30 a.m. Eastern Time.

To participate in the call, please dial: 1-888-390-0605 (Toll-free North America) or (416) 764-8609 (Toll number) or connect on the webcast.

Please let the operator know you wish to participate in the joint West Fraser and Norbord earnings call chaired by Mr. Ray Ferris, President and Chief Executive Officer of West Fraser.

Following management’s discussion of the quarterly and annual results, investors and the analyst community will be invited to ask questions.

The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com and on the Norbord website at www.norbord.com.

FOR MORE INFORMATION

West Fraser investors:

Chris Virostek, Vice-President, Finance and Chief Financial Officer

(604) 895-2700

West Fraser media:

Tara Knight, Communications

(604) 895-2773

Norbord investors:

Robert B. Winslow, CFA, Vice President, Investor Relations & Corporate Development

(416) 777-4426

investors@norbord.com

Norbord media:

Heather Colpitts, Director, Corporate Affairs

(416) 643-8838

investors@norbord.com

WEST FRASER PROFILE

West Fraser is a diversified wood products company producing lumber, LVL, MDF, plywood, pulp, newsprint, wood chips, other residuals, and energy with facilities in western Canada and the southern United States. West Fraser Shares currently trade on the TSX under the symbol: “WFT”.

NORBORD PROFILE

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $2.1 billion and employs approximately 2,400 people at 17 plant locations (15 operating) in the United States, Canada and Europe. Norbord is a publicly traded company listed on the TSX and the NYSE under the symbol “OSB”.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Certain of the statements and information in this news release constitute “forward-looking information” within the meaning of applicable Canadian securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things:

•	the timing of, and Norbord’s ability to obtain, the Final Order;
•	the satisfaction or waiver of all closing conditions to the Transaction;
•	the anticipated date of closing of the Transaction; and
•	the listing of the West Fraser Shares on the NYSE and the delisting of the Norbord Shares from the TSX and the NYSE.

These forward-looking statements and information reflect West Fraser’s and Norbord’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by West Fraser and Norbord, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. West Fraser and Norbord caution readers that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and West Fraser and Norbord have made assumptions and estimates based on or related to many of these factors. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements and information are the following:

•	the timing of, and ability to consummate, the Transaction;
•	the ability of West Fraser and Norbord to obtain all necessary approvals, including the Final Order;
•	the ability of West Fraser and Norbord to satisfy all other conditions to the consummation of the Transaction on the proposed terms and timeline;
•	changes in general economic, business and political conditions, including changes in the financial markets; and
•	changes in applicable laws.

Certain of these factors are identified under the captions “Risk Factors Relating to the Arrangement and West Fraser” in the management information circular of West Fraser (the “West Fraser Circular”), dated December 15, 2020 and sent to West Fraser Shareholders in connection with the Transaction and “Risks Relating to the Arrangement and the Combined Company” in the Norbord Circular, and in West Fraser’s and Norbord’s most recent Annual Information Forms filed with Canadian securities regulatory authorities. See also the cautionary statements contained in the “Forward-Looking Statements” sections of the West Fraser Circular and the Norbord Circular, West

Fraser’s 2019 Management’s Discussion and Analysis (“MD&A”) dated February 11, 2020 and Q3 2020 MD&A dated October 26, 2020 and Norbord’s 2019 MD&A dated February 4, 2020 and Q3 2020 MD&A dated November 4, 2020. Although West Fraser and Norbord have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of the company’s near and longer term prospects and may not be appropriate for other purposes. West Fraser and Norbord do not intend, nor do they assume any obligation, to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

U.S. Securities Matters

None of the securities to be issued in connection with the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws. The West Fraser Shares to be issued in connection with the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.